Table of Contents
EXHIBIT 12

MARSHALL & ILSLEY CORPORATION
Computation of Ratio of Earnings to Fixed Charges
($000's)

	Three Months
	Ended March 31,	Years Ended December 31,
	2010	2009	2008	2007		2006		2005
Excluding Interest on Deposits:
Income (loss) from continuing operations before income taxes	$(198,574)	$(1,394,272)	$(2,502,117)	$713,475		$960,416		$869,990
Less: Net income attributable to noncontrolling interests	(389)	(1,578)	(870)	(2,895)		(5,267)		(5,207)
Net income (loss) from continuing operations before income taxes attributable to Marshall & Ilsley Corporation	(198,963)	(1,395,850)	(2,502,987)	710,580		955,149		864,783
Fixed charges	56,846	362,967	606,463	831,420		671,203		442,234
Earnings	$(142,117)	$(1,032,883)	$(1,896,524)	$1,542,000		$1,626,352		$1,307,017

Fixed charges:
Interest expense - short-term borrowings	$677	$9,550	$139,627	$236,671		$186,746		$106,220
Interest expense - long-term borrowings	52,892	340,308	454,413	585,025		476,540		329,876
1/3 of rent expense (1)	3,277	13,109	12,423	9,724		7,917		6,138
Fixed charges	$56,846	$362,967	$606,463	$831,420		$671,203		$442,234
Preferred stock dividends (2)	38,738	154,098	19,595	-		-		-
Fixed charges and preferred stock dividends	$95,584	$517,065	$626,058	$831,420		$671,203		$442,234

Ratio of earnings to fixed charges	n.m.	n.m.	n.m.	1.85	x	2.42	x	2.96	x
Ratio of earnings to fixed charges and preferred dividends	n.m.	n.m.	n.m.	1.85	x	2.42	x	2.96	x

Including Interest on Deposits:
Income (loss) from continuing operations before income taxes attributable to Marshall & Ilsley Corporation	$(198,963)	$(1,395,850)	$(2,502,987)	$710,580		$955,149		$864,783
Fixed charges	169,410	898,393	1,509,407	2,062,672		1,754,595		1,004,786
Earnings	$(29,553)	$(497,457)	$(993,580)	$2,773,252		$2,709,744		$1,869,569

Fixed charges:
Fixed charges	$56,846	$362,967	$606,463	$831,420		$671,203		$442,234
Interest expense - deposits	112,564	535,426	902,944	1,231,252		1,083,392		562,552
Fixed charges	$169,410	$898,393	$1,509,407	$2,062,672		$1,754,595		$1,004,786
Preferred stock dividends (2)	38,738	154,098	19,595	-		-		-
Fixed charges and preferred stock dividends	$208,148	$1,052,491	$1,529,002	$2,062,672		$1,754,595		$1,004,786

Ratio of earnings to fixed charges	n.m.	n.m.	n.m.	1.34	x	1.54	x	1.86	x
Ratio of earnings to fixed charges and preferred dividends	n.m.	n.m.	n.m.	1.34	x	1.54	x	1.86	x

(1) Represents one-third of rental expense for all operating leases (the amount deemed representative of the interest factor).
(2) Assuming a Federal income tax rate of 35%.

In periods when the ratio of earnings to fixed charges is less than one-to-one, it is indicated as "n.m."

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